SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. )*

1STDIBS.COM, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
320551 104
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
⌧ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320551 104		13G	Page 1 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,120,840
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,120,840
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,840
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 37,875,800 shares of Common Stock of the Issuer outstanding as of October 29, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2021.

CUSIP No. 320551 104		13G	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,550,668
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,550,668
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,668
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 37,875,800 shares of Common Stock of the Issuer outstanding as of October 29, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2021.

CUSIP No. 320551 104		13G	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 330,652
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 330,652
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,652
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 37,875,800 shares of Common Stock of the Issuer outstanding as of October 29, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2021.

CUSIP No. 320551 104		13G	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 62,294
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 62,294
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,294
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 37,875,800 shares of Common Stock of the Issuer outstanding as of October 29, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2021.

CUSIP No. 320551 104		13G	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,064,454
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,064,454
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,064,454
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 37,875,800 shares of Common Stock of the Issuer outstanding as of October 29, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2021.

CUSIP No. 320551 104		13G	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,064,454
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,064,454
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,064,454
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)
Calculations are based upon 37,875,800 shares of Common Stock of the Issuer outstanding as of October 29, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2021.

CUSIP No. 320551 104		13G	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,064,454
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,064,454
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,064,454
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Calculations are based upon 37,875,800 shares of Common Stock of the Issuer outstanding as of October 29, 2021, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 12, 2021.

Item 1(a).	Name of Issuer:
1stdibs.com, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
51 Astor Place, 3rd Floor, New York, New York 10003
Item 2(a).	Name of Person Filing:
This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership (“IVP IX”), (ii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman IX”), (iii) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership (“IVP Delaware IX”), (iv) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors IX” and, together with IVP IX, IVP Cayman IX and IVP Delaware IX, the “IVP IX Funds”), (v) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership (“IVA IX”), (vi) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company (“IVA IX Ltd”) and (vii) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).
The general partner of each of the IVP IX Funds is IVA IX, whose general partner is IVA IX Ltd. The sole shareholder of IVA IX Ltd is Holdings.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Item 2(c).	Citizenship:
See Item 2(a).
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”)
Item 2(e).	CUSIP Number:
320551 104
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
As the general partner of the Insight IVP IX Funds, IVA IX may be deemed to beneficially own all 5,064,454 shares of Common Stock held directly by the IVP IX Funds. As the general partner of IVA IX, IVA IX Ltd may be deemed to beneficially own all 5,064,454 shares of Common Stock held directly by the IVP IX Funds.  As the sole shareholder of IVA IX Ltd, Holdings may be deemed to beneficially own all 5,064,454 shares of Common Stock held directly by the IVP IX Funds. The foregoing is not an admission by IVA IX, IVA IX Ltd or Holdings that it is the beneficial owner of the shares held of record by the IVP IX Funds, nor is it an admission by any of IVP IX Funds that it is the beneficial owner of any shares of Common Stock held by the other of the IVP IX Funds.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Attorney-in-Fact

INSIGHT VENTURE PARTNERS IX, L.P.
By:	Insight Venture Associates IX, L.P., its general partner
By:	Insight Venture Associates IX, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.
By:	Insight Venture Associates IX, L.P., its general partner
By:	Insight Venture Associates IX, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.
By:	Insight Venture Associates IX, L.P., its general partner
By:	Insight Venture Associates IX, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.
By:	Insight Venture Associates IX, L.P., its general partner
By:	Insight Venture Associates IX, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

[Signature Page to Schedule 13G]

INSIGHT VENTURE ASSOCIATES IX, L.P.
By:	Insight Venture Associates IX, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE ASSOCIATES IX, LTD.

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended